Exhibit 99.4

WHITE PROXY

InterOil

WHITE PROXY

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

INGQ

WHITE FORM OF PROXY - Annual and Special Meeting to be held on June 14, 2016

Appointment of Proxyholder

I/We, being holder(s) of InterOil Corporation ("InterOil") hereby appoint as "Management Nominees": Christopher Finlayson, Chairman, or failing him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, Director, or failing him, William (Ellis) Armstrong, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of InterOil (the "Meeting") to be held in the Grand Salon, JW Marriot Essex House New York, 160 Central Park S, New York 10019 on June 14, 2016 at 10:00 a.m. (Eastern Time) and at any adjournment or postponement thereof.

This WHITE Proxy should be read in conjunction with the accompanying notice of annual and special meeting (the "Notice") and the management information circular of InterOil dated April 25, 2016 (the "Circular")

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	**Against**
1. Dissident Director Election Resolution In respect of the Dissident Director Election Resolution, as described in, and in substantially the form attached as Appendix "A" to, the Circular to fix the number of directors of InterOil to be elected at the Meeting at six (6).	☐	☐
2. Dissident Compensation Committee Charter Resolution In respect of the Dissident Compensation Committee Charter Resolution, as described in, and in substantially the form attached as Appendix "A" to, the Circular.	☐	☐
3. Dissident Nomination and Governance Committee Resolution In respect of the Dissident Nomination and Governance Committee Resolution, as described in, and in substantially the form attached as Appendix "A" to, the Circular.	☐	☐
4. Dissident Reserves Governance Committee Resolution In respect of the Dissident Reserves Governance Committee Resolution, as described in, and in substantially the form attached as Appendix "A" to, the Circular.	☐	☐
5. Dissident Material Transactions Resolution In respect of the Dissident Material Transactions Resolution, as described in, and in substantially the form attached as Appendix "A" to, the Circular.	☐	☐
6. Dissident Disclosure Policy Resolution In respect of the Dissident Disclosure Policy Resolution, as described in, and in substantially the form attached as Appendix "A" to, the Circular.	☐	☐

7. Election of Directors

Nominee	**For**	Withhold	Nominee	**For**	Withhold	Nominee	**For**	Withhold
01. **FINLAYSON**, Christopher	☐	☐	02. **NICHOLSON**, Ford	☐	☐	03. **HESSION**, Michael	☐	☐
04. **NAMALIU**, Sir Rabbie	☐	☐	05. **KAMIT**, Sir Wilson	☐	☐	06. **ARMSTRONG**, (William) Ellis	☐	☐
07. **YAP**, Chee Keong	☐	☐	08. **TAUREKA**, Isikeli	☐	☐			

	For	Against
8. New Plan Resolution In respect of the New Plan Resolution, as described in, and in substantially the form on page 34 of, the Circular.	☐	☐

	For	Withhold
9. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
10. Mulacek Expenses Denial Resolution In respect of the Mulacek Expenses Denial Resolution, as described in, and in substantially the form on page 35 of, the Circular.	☐	☐

THIS WHITE PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF INTEROIL. THE COMMON SHARES REPRESENTED BY THIS WHITE PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE COMMON SHARES WILL BE VOTED ACCORDINGLY. IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER DESIGNATED IN THIS WHITE PROXY WILL VOTE AGAINST EACH OF ITEMS 1, 2, 3, 4, 5 and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

Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this WHITE Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back this WHITE Proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

018PFJ

WHITE PROXY WHITE PROXY

1. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS WHITE PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY AS INDICATED BELOW.**

2. **With respect to the Election of Directors, in the event that the number of directors to be elected at the Meeting is less than eight (8), the proxies will be tallied and the person or persons appointed as proxyholder under this WHITE Proxy will vote the Common Shares represented by this WHITE Proxy in favour of, those InterOil Nominees receiving the highest aggregate number of "For" voting instructions necessary to fill the available slots.**

3. This WHITE Proxy must be dated and executed by the Shareholder (using exactly the same name in which the Common Shares are registered) or by his or her attorney authorized in writing or, if the Shareholder is a corporate body or entity, by a duly authorized officer or attorney thereof. If executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support of such empowerment as shall be acceptable to the Chair of the Meeting, must accompany this WHITE Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this WHITE Proxy is not dated, it will be deemed to bear the date on which it is received by or on behalf of InterOil.

4. Time is of the essence. In order for this WHITE Proxy to be effective, it must be voted using one of the prescribed methods or signed and deposited with InterOil's transfer agent, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 Attention: Proxy Department or the Corporation's proxy solicitation agent MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 so that it arrives by 8:00 p.m. (Eastern Time) on Friday, June 10, 2016, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time that the Meeting is reconvened. The Chairman of the Meeting may waive or extend the proxy cut-off without notice. Fold

5. Shareholders who have any questions, may contact MacKenzie Partners, Inc. at (800) 322 2885 toll free in North America, or (212) 929 5500 outside North America or by email at iocproxy@mackenziepartners.com.

Proxies submitted must be received by 8:00 p.m., Eastern Time, on June 10, 2016 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time that the Meeting is reconvened.

VOTE USING THE TELEPHONE, FACSIMILE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Vote by Fax

- Complete, sign and date the reverse hereof.
- Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is **NO CHARGE** for this call.
- Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

To Vote by Mail

- Complete, sign and date the reverse hereof.
- Return this Proxy in the envelope provided.

Instead of mailing this **WHITE Proxy**, you may choose one of the three other voting methods outlined above to vote this proxy.

If you choose to vote by telephone, facsimile or the Internet, DO NOT mail back this WHITE Proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by facsimile, mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this WHITE Proxy. Fold

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

018PGG